UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         UNITED THERAPEUTICS CORPORATION
                         -------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    91307C102
                                    ---------
                                 (CUSIP Number)


                                October 16, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             |_|  Rule 13d-1(b)

                             |X|  Rule 13d-1(c)

                             |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 91307C102                                           Page 2 of 9 Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        KINGDON CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   |_|
        (b)   |_|
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of            5.     Sole Voting Power                   1,150,000
Shares
Beneficially         -----------------------------------------------------------
Owned by Each        6.     Shared Voting Power                 0
Reporting
Person With          -----------------------------------------------------------
                     7.     Sole Dispositive Power              1,150,000

                     -----------------------------------------------------------
                     8.     Shared Dispositive Power            0
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,150,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)

        OO; IA

                                  SCHEDULE 13G

CUSIP No.: 91307C102                                           Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MARK KINGDON
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   |_|
        (b)   |_|
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
Number of            5.     Sole Voting Power                   0
Shares
Beneficially         -----------------------------------------------------------
Owned by Each        6.     Shared Voting Power                 1,150,000
Reporting
Person With          -----------------------------------------------------------
                     7.     Sole Dispositive Power              0

                     -----------------------------------------------------------
                     8.     Shared Dispositive Power            1,150,000
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,150,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)

        HC

                                                               Page 4 of 9 Pages

Item 1(a).      Name of Issuer:

                United Therapeutics Corporation (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1110 Spring Street, Silver Springs, MD  20910.

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i) Kingdon Capital Management, LLC ("Kingdon Capital Management"); and

                ii) Mark Kingdon ("Mr. Kingdon").

                This Statement relates to Shares (as defined herein) held for the accounts of Kingdon Associates, L.P., a New York limited partnership ("Kingdon Associates"), M. Kingdon Offshore Ltd., a Cayman Islands exempted company ("Kingdon Offshore"), and Kingdon Family Partnership, L.P., a New York limited partnership ("Kingdon Family Partnership"). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mr. Kingdon is the managing member and president of Kingdon Capital Management.

Item 2(b).      Address of Principal Business Office or, if None, Residence

                The address of the principal business office of each of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

Item 2(c).      Citizenship

                i) Kingdon Capital Management is a Delaware limited liability company; and

                ii) Mr. Kingdon is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.01 per share (the "Shares").

Item 2(e).      CUSIP Number:

                91307C102

                                                               Page 5 of 9 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of November 6, 2006, each of Kingdon Capital Management and Mr. Kingdon may be deemed to beneficially own 1,150,000 Shares. This amount consists of: (A) 228,600 Shares held for the account of Kingdon Associates; (B) 80,600 Shares issuable upon the exercise of certain options held for the account of Kingdon Associates; (C) 584,800 Shares held for the account of Kingdon Offshore; (D) 206,500 Shares issuable upon the exercise of certain options held for the account of Kingdon Offshore; (E) 36,600 Shares held for the account of Kingdon Family Partnership; and (F) 12,900 Shares issuable upon the exercise of certain options held for the account of Kingdon Family Partnership.

Item 4(b).      Percent of Class:

                The number of Shares of which each of Kingdon Capital Management and Mr. Kingdon may be deemed to be the beneficial owner constitutes approximately 5.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission, there were 22,937,972 Shares outstanding as of July 31, 2006).

Item 4(c).      Number of Shares of which such person has:

Kingdon Capital Management:
---------------------------

(i) Sole power to vote or direct the vote:                             1,150,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,150,000

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Kingdon:
------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,150,000

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,150,000


Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

                                                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006                     KINGDON CAPITAL MANAGEMENT, LLC


                                           By:    /s/ William Walsh
                                                 -------------------------------
                                           Name:  William Walsh
                                           Title: Chief Financial Officer

Date: November 6, 2006                     MARK KINGDON


                                           /s/ Mark Kingdon
                                           -------------------------------------

                                                               Page 8 of 9 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A. Joint Filing Agreement, dated November 6, 2006 by and among Kingdon
   Capital Management, LLC and Mark Kingdon..........                         9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of United Therapeutics Corporation dated as of November 6, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 6, 2006                          KINGDON CAPITAL MANAGEMENT, LLC


                                                By: /s/ William Walsh
                                                   -----------------------------
                                                Name:  William Walsh
                                                Title: Chief Financial Officer

Date: November 6, 2006                          MARK KINGDON


                                                /s/ Mark Kingdon
                                                --------------------------------